TAHOE RESOURCES ANNOUNCES DETAILS OF ANNUAL GENERAL MEETING AND
FIRST QUARTER 2017 CONFERENCE CALL AND WEBCAST

VANCOUVER, British Columbia – April 19, 2017 – Tahoe Resources Inc. (“Tahoe”) (TSX: THO; NYSE: TAHO) today announced that the Company will hold its Annual General Meeting (“AGM”) on Wednesday, May 3, 2017 at 9:00 am PT at the Rosewood Hotel Georgia, located at 801 West Georgia Street, Vancouver, British Columbia.

In addition, the Company plans to release its financial and operating results for the first quarter of 2017 after the market close on Tuesday, May 2, 2017 and will then host a conference call to review the results on Wednesday May 3, 2017 at 7:00 am PT (10:00 am ET). Those wishing to join the call can do so using the telephone numbers listed below. The call will also be webcast and available on the Company’s website at www.tahoeresources.com.

Participant call-in numbers:
              1-800-319-4610 (toll free from Canada and the U.S.)
              +1-604-638-5340 (from outside Canada and the U.S.)

About Tahoe Resources Inc.

Tahoe’s strategy is to responsibly operate precious metals mines, to pay significant shareholder dividends and to grow by developing long-term, low-cost assets in the Americas. Tahoe is a member of the S&P/TSX Composite and TSX Global Mining indices and the GDX and Russell 3000 on the NYSE. The Company is listed on the TSX as THO and on the NYSE as TAHO.

For further information, please contact:
Tahoe Resources Inc.
Mark Utting, Vice President, Investor Relations
investors@tahoeresources.com
Tel: 416-703-6298